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RESIDENT PARTNERS Lee Edwards Admitted in New York

via edgar	February 24, 2014
Re:	Trunkbow International Holdings Limited

Amendment No. 1 to Schedule 13E-3

Filed on January 29, 2014

File No. 005-86044

Revised Preliminary Proxy Statement on Schedule 14A

Filed on January 29, 2014

File No. 001-35058

Geoff Kruczek Office of Mergers and Acquisitions Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Dear Mr. Kruczek:

On behalf of Trunkbow International Holdings Limited (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter of February 19, 2014 with respect to Amendment No. 1 to the Schedule 13E-3, File No. 005-86044 (“Schedule 13E-3”) and the preliminary proxy statement on Schedule 14A, File No. 001-35058 (the “Preliminary Proxy Statement”) filed on January 29, 2014 by the Company and the other filing persons named therein. For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the responses of the filing persons. Please note that all references to page numbers in the responses are references to the page numbers in the Amendment No. 2 to the Schedule 13E-3 (the “Schedule 13E-3 Amendment”) or the revised preliminary proxy statement on Schedule 14A (the “Revised Proxy Statement”), as the case may be, filed concurrently with the submission of this letter in response to the Staff’s comments. In addition, marked copies of the Schedule 13E-3 Amendment and the Revised Proxy Statement indicating changes against the Schedule 13E-3 and the Preliminary Proxy Statement, respectively, are being provided to the Staff via email. Capitalized terms used but not defined herein have the meanings assigned to such terms in the Schedule 13E-3 Amendment and the Revised Proxy Statement.

We represent the special committee of the board of directors of the Company (the “Special Committee”). To the extent any response relates to information concerning any of Trunkbow Merger Group Limited, Trunkbow International Merger Sub Limited, Dr. Wanchun Hou, Mr. Qiang Li, Chief Honour Investments Limited and Capital Melody Limited, such response is included in this letter based on information provided to the Special Committee and us by such other persons or their respective representatives.

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February 24, 2014

Revised Preliminary Proxy Statement on Schedule 14A

Stockholders Entitled to Vote, page 4

1.	We note your revisions in response to prior comments 2 and 3. Revise to state directly here and throughout your document that the transaction is not structured to require the approval of unaffiliated security holders. Also revise to discuss how this factor was considered by each filing person in determining the procedural fairness of the transaction.

The Company respectfully submits that it disclosed how the voting requirements were considered by the special committee and the board of directors of the Company in determining the procedural fairness of the transaction in the last paragraph on page 37 of the Preliminary Proxy Statement and has further clarified it on page 37 of the Revised Proxy Statement in light of the Staff’s comment. In response to the Staff’s comment, certain other disclosure has also been revised. Please refer to the updated disclosure on pages 4, 17, 51 and 68 of the Revised Proxy Statement and in the letter to the stockholders.

Background of the Merger, page 23

2.	Your revisions in response to prior comment 8 state that no preliminary valuation analysis was communicated “on this date,” which appears to mean November 19, 2012. Prior comment 8, however, asked whether a valuation analysis was communicated prior to December 2, 2013, not merely on November 19, 2012. Please expand your revisions and response accordingly.

In response to the Staff’s comment, the disclosure has been revised. Please refer to the updated disclosure on page 25 of the Revised Proxy Statement.

3.	We note your response to prior comment 11. With a view toward clarified disclosure, please tell us the nature and extent of Mr. Li’s review of the projections. For example, explain whether Mr. Li accepted Ms. Ye’s projections without change, or explain the changes he made if he made changes. Also explain whether Mr. Li provided any instructions to Ms. Ye regarding the preparation of the projections.

In response to the Staff’s comment, the disclosure has been revised. Please refer to the updated disclosure on page 28 of the Revised Proxy Statement.

4.	We note from your revisions in response to prior comment 12 that the “market had been aware of a potential transaction for over a year,” which you cite as a reason for not obtaining an updated market check. Please expand to clarify whether you made the market aware, and if so how, negotiations related to the transaction were suspended for over six months due to weak operational performance, only resuming upon indications of improved company performance.

February 24, 2014

In response to the Staff’s comment, the disclosure has also been revised. Please refer to the updated disclosure on page 28 of the Revised Proxy Statement.

5.	As a related matter, please tell us why the Schedule 13D filed originally on November 6, 2012 was not amended to disclose the suspension and resumption of negotiations related to this transaction. Refer to Exchange Act Rule 13d-2.

The buyer group respectfully advises the Staff that according to Rule 13d-2(a) under the Exchange Act, the buyer group is required to file an amendment to the Schedule 13D filed on November 6, 2012 (the “Schedule 13D”) only if any material change occurs in the facts set forth in the Schedule 13D. As disclosed in the Preliminary Proxy Statement, Dr. Hou and Mr. Li decided to temporarily suspend the proposed going-private transaction from the buyer group side in order for them to focus on the management and operations of the Company and they resumed their efforts in seeking financing for the proposed transaction when the Company’s business operations improved. The buyer group did not withdraw its going-private proposal or intend to change its plan for the proposed transaction. Therefore, the buyer group believed that no material change occurred in the facts set forth in the Schedule 13D that would require an amendment.

6.	Your response to prior comment 14 indicates that the Duff & Phelps oral presentation on December 2, 2013 was “substantially similar” to the written material provided in Annex C and the disclosures in the proxy statement. Please revise to clarify whether there were any material differences between those materials. If so, please summarize those differences.

In response to the Staff’s comment, the disclosure has been revised. Please refer to the updated disclosure on page 28 of the Revised Proxy Statement.

7.	We note your response to prior comments 15 and 16. With a view toward disclosure, please tell us how Dr. Hou and Mr. Li are able to “cause” Mr. Weng to use the dividend distribution to fund the going-private transaction. It is unclear from your disclosure how the share transfer and entrustment agreements permit them to force him to provide those proceeds for the equity funding. Please also clarify how Mr. Weng has no interest in the proposed transaction, given your response that he is, in effect, using the proceeds he is receiving as a shareholder of Chief Honour and Capital Melody to purchase shares of Trunkbow, and thereby becoming the owner of a greater percentage of Trunkbow’s shares. Please include in your response the purpose of the agreements governing the relationships among Mr. Weng, Dr. Hou, Mr. Li, Capital Melody and Chief Honour, including how and why Dr. Hou and Mr. Li do not own Trunkbow shares directly and why Mr. Weng serves as “nominee shareholder.” We may have further comments after considering your response.

The buyer group respectfully advises the Staff that as disclosed in the first paragraph of page 3 of the Preliminary Proxy Statement Mr. Lao Chi Weng is a nominee shareholder, holding the shares of common stock of the Company on behalf of Dr. Hou and Mr. Li through Chief Honour and Capital Melody, respectively, based on the following agreements: (i) the share transfer agreement dated September 21, 2009, pursuant to which Mr. Lao Chi Weng irrevocably and unconditionally granted to Dr. Hou and Mr. Li the right to acquire any or all of the outstanding shares of Chief Honour and Capital Melody, respectively, at a nominal price of US$1.00 at any time after February 14, 2012 and (ii) the entrustment agreement dated October 1, 2009 and subsequently amended on May 30, 2011, pursuant to which Dr. Hou and Mr. Li are authorized to exercise all of the shareholders’ rights, including the voting rights, of Chief Honour and Capital Melody with respect to the shares of common stock of the Company held by them. Accordingly, Dr. Hou and Mr. Li are the respective sole beneficial owners of Chief Honour and Capital Melody, through which they beneficially own the shares of common stock of the Company, respectively. The nominee holding structure was not adopted in connection with this transaction but was adopted back in 2009 due to the concerns over the ambiguities in the PRC regulatory requirements regarding overseas listings of companies held by PRC citizens. In its correspondence with the SEC dated May 26, 2010 in connection with the registration statement on Form 10-12G initially filed by the Company on April 7, 2010, the Company explained the same to the Staff regarding the nominee holding structure.

February 24, 2014

As the buyer group previously submitted to the Staff in the response letter dated January 29, 2014, Mr. Lao Chi Weng will have no interest, right or benefit in the proposed transaction other than holding the outstanding ordinary shares of Chief Honour and Capital Melody on behalf of Dr. Hou and Mr. Li in his sole capacity as the nominee shareholder described above, despite the fact that the ownership of Chief Honour and Capital Melody in the Company will be increased after completion of this transaction.

With respect to the financing for this transaction, Dr. Hou and Mr. Li arranged the facility to be secured by a standby letter of credit, which is in turn secured by the personal assets of Dr. Hou and Mr. Li. As disclosed on page 58 of the Revised Proxy Statement, Chief Honour and Capital Melody drew down an aggregate of US$30.15 million under the facility letter in early February 2014, the proceeds of which were first distributed to the shareholder of Chief Honour and Capital Melody as required by the facility letter and in turn such funds were contributed to Chief Honour and Capital Melody as new equity. Chief Honour and Capital Melody then contributed all such funds they had received from their shareholders to Parent as new equity. Pursuant to the merger agreement, as of February 10, 2014, Parent had deposited the funds of US$30.15 million into an escrow account with Citibank, N.A., Hong Kong branch, as escrow agent and the escrow account is jointly controlled by the Company, Parent, Dr. Hou and Mr. Li. Pursuant to the merger agreement, the US$30.15 million in the escrow account will be used to fund the equity financing pursuant to the terms and conditions of the equity commitment letter and released into the account of an exchange agent for the benefit of the Company’s stockholders. Please refer to the updated disclosure on page 58 of the Revised Proxy Statement. Given the funds of US$30.15 million have been deposited into the escrow account, the buyer group believes that there is no need to make any additional disclosure with respect to Dr. Hou and Mr. Li’s ability to “cause” Mr. Weng to use the dividend distribution to fund the going-private transaction.

Discounted Cash Flow Analysis, page 42

8.	Please revise this section to present the yearly projected and terminal cash flows that are used in your discounted cash flow calculations.

In response to the Staff’s comment, the disclosure has been revised. Please refer to the updated disclosure on page 42 of the Revised Proxy Statement.

Fees and Expenses, page 47

9.	Please revise to address the portion of prior comment 29 relating to Duff & Phelps potential receipt of another engagement. We note that the revisions you provided appear to relate solely to “all the fees” DPS would receive “in relation to this proposed transaction.”

In response to the Staff’s comment, the disclosure has been revised. Please refer to the updated disclosure on page 47 of the Revised Proxy Statement.

February 24, 2014

Prospective Financial Information, page 55

10.	We note your response to prior comment 35. Please revise to quantify and describe the one-time going-private expenses that are estimated to occur in 2014, but not 2015. In the first paragraph of page 42, you indicate that projections do not include non-recurring income and expenses, but it would appear that the going-private expenses included in the projected operating expenses for 2014 are non-recurring. Please reconcile this discrepancy.

In response to the Staff’s comment, the disclosure on page 56 of the Revised Proxy Statement has been revised to quantify and describe the one-time going-private expenses.

The Company respectfully advises the Staff that management projections included public company costs and non-recurring income and expenses, but Duff & Phelps excluded such income and expenses in the course of the discounted cash flow analysis. In response to the Staff’s comment, the disclosure has been revised to clarify this. Please refer to the updated disclosure on page 42 of the Revised Proxy Statement.

Financing of the Merger, page 57

11.	Please revise to clarify whether the assets or shares of Trunkbow and its subsidiaries are used as the security interest for your term loan facility. Also, please revise to clarify the expiry date of the Standby Letter of Credit that may require repayment seven days prior to this date. See Item 1007(d)(1) of Regulation M-A.

In response to the Staff’s comment, the disclosure has been revised. Please refer to the updated disclosure on page 58 of the Revised Proxy Statement.

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Should you have any questions relating to the foregoing or wish to discuss any aspect of the proposed merger or the Company’s filings, please contact me at +86 10 5922 8001.

Very truly yours,

By: /s/ Lee Edwards

Name: Lee Edwards

cc:	Ling Huang, Esq. (Cleary Gottlieb Steen & Hamilton LLP)
W. Clayton Johnson, Esq. (Cleary Gottlieb Steen & Hamilton LLP)